

Mail Stop 7010

January 24, 2007

Mr. Robert H. Barghaus
Vice President and Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

> **RE:** **Form 10-K for the Fiscal Year ended January 31, 2006**
> **Forms 10-Q for the Fiscal Quarters ended April 30, 2006, July, 31, 2006**
> **and October 31, 2006**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended January 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Liquidity and Capital Resources, page 22</u>

2. We note your representation on page 12 of your filing that "Currently, the Company expects to pay comparable cash dividends in the future." We also note that you increased your dividends paid from $8.6 million for the nine months ended October 31, 2005 to $9.3 million for the nine months ended October 31, 2006. Given your decline in cash flows from operations for the years ended January 2004 to January 2006 and the negative cash flows from operations for the nine months ended October 31, 2006, please discuss in future filings your ability to continue increasing your dividends and the sustainability of your dividends given these negative trends.   Please refer to Item 303(a)(1) of Regulations S-K.

3. You disclosed that you had $108.6 million of variable rate debt at January 31, 2006. Based on your high level of variable rate debt please disclose the estimated interest expense of your variable rate debt in your contractual obligations table. You may use the current variable interest rate and the current variable rate debt amount to compute the estimated interest expense as long as you disclose your assumptions.

<u>Critical Accounting Policies, page 25</u>

4. Please revise your critical accounting policies disclosures for goodwill to address each of the following bullet points:
   - Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.
   - For all of your reporting units by reportable segment, tell us the estimated fair value versus the carrying value for each as of January 31, 2005 and 2006 and your goodwill impairment assessment dates in 2007. For reporting units with declining fair values and/or values close to their carrying value in 2005, 2006 and 2007, the amounts should have been disclosed in addition to the amount of long-lived assets and goodwill at risk. Ensure such disclosures are provided in your filings.

- Please disclose in greater detail the underlying changes in the discounted cash flow and market multiple methodologies that led to the goodwill impairment charges recognized in the wholesale segment in 2007. Please also tell us in a comprehensive manner the changes in the underlying assumptions that led to the goodwill impairment charges in 2007.
- Please disclose how you estimated fair value; the significant assumptions related to your estimates, uncertainties associated with your assumptions, the risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

5. Please revise your critical accounting policies disclosures for indefinite-lived trade names and trademark intangible assets to disclose the following:

- Disclose the amounts of trade names and trademarks allocated to your respective reportable segments.
- Provide a more detailed description of the valuation method used to determine if indefinite-lived intangible assets are impaired, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your indefinite-lived intangible asset balance.
- Tell us the estimated fair value versus the carrying value for each material trade name and/or trademark as of January 31, 2005 and January 31, 2006 and their latest impairment assessment date, if applicable. For any trade name and or trademark with declining fair values and/or values close to their carrying value, you should have discussed the related amounts of assets at risk. Ensure such disclosures are provided in your filings.
- Please disclose how you estimated fair value; the significant assumptions related to your estimates, uncertainties associated with your assumptions, the risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Financial Statements

Consolidated Statements of Earnings, page 35

6. On page 18 you disclosed that you excluded a loss from the sale of Impact Plastics from operating profit in 2006. Please revise to include this loss within operating profit in future filings or tell us how you determined that it was appropriate to exclude this loss from your operating profit given the guidance of paragraph 45 of SFAS 144.

Note 1 – Summary of Significant Accounting Policies, page 38

Income Taxes

7. We note that you make references to third party advisors in estimating your probable tax obligations. Please disclose the names of the third party advisors in the filing. Alternatively you may delete this reference.

Note 13 – Employee Benefit Plans, page 57

8. We note that you make references to third party pension plan asset managers in developing the assumed expected long-term rate of return on assets. Please disclose the names of the pension plan asset managers in the filing. Alternatively you may delete this reference.

Form 10-Q for the period ended October 31, 2006

General

9. Please address the comments above in your interim filings as well.

Note 5 – Short-term investments, page 15

10. You classified $60.5 million of auction rate securities and variable rate demand obligations due after ten years as current assets. With reference to paragraph 4 of Chapter 3 in ARB 43 and SFAS 115, provide for us your basis for classifying these investments as current assets.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Branch Chief